Exhibit 3.1

FOURTH AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

BROAD CAPITAL ACQUISITION CORPORATION

Pursuant to Section 242 of the Delaware General Corporation Law

BROAD CAPITAL ACQUISITION CORPORATION (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, does hereby certify as follows:

1.	The name of the Corporation is Broad Capital Acquisition Corporation. The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on April 16, 2021 (the “Original Certificate”), as amended and restated on January 10, 2022. As further amended by the First Amendment to the Amended and Restated Certificate of Incorporation filed in the office of the Secretary of State of the State of Delaware on January 11, 2023, the Second Amendment to the Amended and Restated Certificate of Incorporation filed in the office of the Secretary of State of the State of Delaware on June 12, 2023 and the Third Amendment to the Amended and Restated Certificate of Incorporation filed in the office of the Secretary of the State of Delaware on January 9, 2024 (the “Amended and Restated Certificate of Incorporation”).

2.	This Fourth Amendment to the Amended and Restated Certificate of Incorporation amends the Amended and Restated Certificate of Incorporation of the Corporation.

3.	This Fourth Amendment to the Amended and Restated Certificate of Incorporation was duly adopted by the affirmative vote of the holders of 65% of the stock entitled to vote at a meeting of stockholders in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”).

4.	Section 9.1(c) is hereby amended and restated as follows:

(c)	In the event that the Corporation has not consummated an initial Business Combination within 36 months from the date of the closing of the Offering, upon the Sponsor’s request, the Corporation may extend the period of time to consummate a Business Combination by an additional twelve months, from January 13, 2025 until January 13, 2026, provided that (i) the Sponsor (or its affiliates or permitted designees) will deposit into the Trust Account the lesser of (x) $40,000 and (y) an aggregate amount equal to $0.03 multiplied by the number of Public Shares of the Company that are not redeemed in connection with the stockholder vote to approve the Charter Amendment Proposal for each such one-month extension, in each case to be deposited into the Trust Account prior to the then-current deadline to complete an initial business combination beginning on January 13, 2025, unless the closing of the Company’s initial business combination shall have occurred, in exchange for a non-interest bearing, unsecured promissory note payable upon consummation of a Business Combination and (ii) the procedures relating to any such extension, as set forth in the Trust Agreement, shall have been complied with. The gross proceeds from the issuance of such promissory note(s) shall be held in the Trust Account and used to fund the redemption of the Offering Shares in accordance with Section 9.2.

5.	Section 9.1(d) is hereby amended and restated as follows:

(d)	References herein to “Business Combination” means any businesses or entity with whom the Corporation desires to undertake a Business Combination in accordance with the provisions of this Amended and Restated Certificate and the Corporation’s Registration Statement, which shall not include a target business (either directly or through any subsidiaries) located in China, Hong Kong or Macau.

IN WITNESS WHEREOF, Broad Capital Acquisition Corporation has caused this Fourth Amendment to the Amended and Restated Certificate to be duly executed in its name and on its behalf by an authorized officer as of this 16th day of January 2025.

BROAD CAPITAL ACQUISITION CORPORATION

By:	/s/ Johann Tse
Name:	Johann Tse
Title:	Chief Executive Officer